SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005 and its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006.

Press Release

For Immediate Release

OTI to Acquire SuperCom’s Smart ID and e-Passport Assets

Acquisition to Enhance and Complement OTI’s Position in ID Market by Expanding its
Customer Base and Pipeline of Opportunities, Adding Patented Security and Manufacturing
Technologies, Project Management Capabilities

Fort Lee, NJ and Qadima, Israel – November 8, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) and SuperCom Ltd. (SuperCom) (OTCBB: SPCBF.OB; Euronext: SUP), today announced that OTI and SuperCom have entered into an agreement pursuant to which OTI is to acquire the main assets of SuperCom, including the International Project Solution (IPS) division of SuperCom Ltd. for 2,827,200 ordinary shares of OTI. The business activities of IPS, which account for approximately 95% of SuperCom’s current revenue, will be integrated with the existing electronic Smart ID operations of OTI.

The transaction, expected to close by year end, will allow OTI to offer an end-to-end ID solution by adding a web-based enrollment, population registration and document issuance system, and enhancing OTI’s card and electronic passport design, security printing technology, machinery, manufacturing capability and production technology.

The acquisition of these assets brings OTI complementary patented security technologies that safeguard against counterfeit and forgery and patented manufacturing technology for security printing and other types of manufacturing. By combining these capabilities with OTI’s state-of-the art electronic ID capabilities, OTI will provide an upgrade path to electronic identification solutions to SuperCom’s current customer base; OTI will replace outsourced solutions with in-house capabilities to offer a complete end-to-end ID solution, and OTI will be able to accelerate its expansion in this rapidly growing market by leveraging IPS’ project management capabilities with the combined project pipeline. The transaction is expected to be accretive for the first full year after the acquisition.

Over the past few years, IPS technologies and solutions were selected and implemented in several governmental and commercial projects in Europe (mainly Eastern Europe), Asia and Africa.

In consideration for this acquisition, OTI will issue an aggregate of 2,827,200 of its ordinary shares. The shares will be subject to lock-up, where 1/7 will be free from lock up at the closing date and an additional 1/7 of the shares will be released from lock-up every three months following the closing date (for an aggregate period of 18 months). Under the terms of the agreement, the chairman of board of OTI (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

The shares to be issued to SuperCom will not have been registered under the securities laws of any jurisdiction and may not be resold or otherwise disposed of by SuperCom absent all necessary registrations or exemptions from all applicable registration and similar requirements. The transaction is subject to approval by OTI’s shareholders and other standard closing conditions.

Commenting on the acquisition, Oded Bashan, Chairman, President & CEO of OTI, said: “acquiring these assets will expand our customer base to include new opportunities to migrate to electronic ID solutions. We believe it will also add significant new opportunities to our already existing pipeline of projects all over the world. In addition, we believe our competitive position will be further enhanced by SuperCom’s intellectual property portfolio, which will result in OTI becoming the only vendor in the market able to provide a complete electronic ID in-house turnkey project with complete end-to-end product solutions.”

“Combining our complementary operations will benefit our customers and employees,” said Eyal Tuchman, CEO of SuperCom. “This transaction will enable us to concentrate our resources on promising opportunities in our IRMS and Active RF segments”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the transaction not closing due to a failure to meet closing conditions, OTI’s inability to successfully integrate the operations of the purchased SuperCom’s assets into its own, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 8, 2006